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                                                                    EXHIBIT 99.3



                                  MIKE KOJAIAN
                               C. MICHAEL KOJAIAN
                           1400 NORTH WOODWARD AVENUE
                                    SUITE 250
                        BLOOMFIELD HILLS, MICHIGAN 48304




                                  May 27, 1999



Mr. Heinz C. Prechter
One Heritage Place
Suite 400
Southgate, Michigan  48195

         Re:  JPE, Inc. Put

Dear Heinz:

         1. Background. As you are aware, Kojaian Holdings LLC, a Michigan limited liability company (100% owned by Mike Kojaian ("Mike") and C. Michael Kojaian ("Michael")), and ASC Holdings LLC, a Michigan limited liability company (100% owned by you), have entered into an Investment Agreement dated April 28, 1999 (the "Investment Agreement") to purchase a controlling number of Common Shares and Preferred Shares of JPE. This letter agreement reflects our agreement in connection with Kojaian Holdings LLC's participation as part of Buyer in connection with the Transaction. All capitalized terms not defined in this letter agreement shall have the meanings set forth in the Investment Agreement.

         2. The Dott Acquisition. It is contemplated that following the consummation of the Transaction, all of the outstanding shares of capital stock or all of the assets of Dott Industries, Inc., a Michigan corporation ("Dott"), would be purchased (the "Dott Acquisition") by one or more of the JPE Companies or one half by ASC Holdings LLC (and one-half of Kojaian Holdings LLC) (the "Purchaser") for an aggregate purchase price of no less than $28-$30 million (the "Purchase Price"). In the event the Dott Acquisition is structured as an acquisition of stock or a merger, the Purchase Price would be no less than $28 to $30 million, less the amount of the existing indebtedness of Dott, and at the closing, the Purchaser would arrange financing to pay off all existing indebtedness of Dott, including indebtedness of Dott to its shareholders. In the event the transaction is structured as an asset purchase, the aggregate Purchase Price would be no less than $28 to $30 million, and Dott would use a portion of the Purchase Price to pay off all existing indebtedness.

         3. The Put. As a condition precedent to Kojaian Holdings LLC's participation in the Transaction as part of Buyer, Michael, Mike, ASC Holdings LLC, and you (in your individual



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Mr. Heinz C. Prechter
May 27, 1999
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capacity) agreed that if the Dott Acquisition is not consummated (for any reason whatsover) on or before June 30, 1999 (the "Trigger Date"), Michael and/or Mike shall have the right to require you (through ASC Holdings LLC or otherwise) to purchase all of the Subscribed Shares then owned by Kojaian Holdings LLC (the "Put Shares") for 50% of the Subscription Price, plus interest beginning on the Closing Date and ending on the consummation of the purchase of the Put Shares calculated at the prime rate of interest announced by Comerica Bank as its prime rate (the "Put"). Michael and/or Mike may exercise the Put at any time beginning on the Trigger Date and ending on the thirtieth day following the Trigger Date (the "Put Exercise Period"), by written notice to you at the address set forth above in the manner provided for in the Investment Agreement (the "Put Notice") (except that personal delivery shall be valid and shall be considered to have been delivered the date of delivery and the copy shall be sent (only) to: David
L. Treadwell). If no Put Notice is given during the Put Exercise Period, the Put shall expire.

         4. The Closing of the Put. Subject to paragraph 3, the purchase of the Put Shares shall take place at a closing, at such date as may be mutually agreed by the parties, but in no event later than fifteen days after the delivery of the Put Notice or, if a longer time is required under applicable Law, within three business days after the earliest date permissible under applicable Law. Such closing shall occur at Michael's primary place of business, or at any other place the parties agree. At such closing, (a) the Purchasers shall pay for the Put Shares as provided above by wire transfer of cash, and (b) Kojaian Holdings LLC shall deliver the certificates representing all of the Put Shares, duly endorsed in blank (or accompanied by assignments separate from certificate, duly endorsed in blank).

         5. No Waiver. No waiver of any breach of any provision of this letter agreement shall be deemed a waiver of any preceding or succeeding breach or of any other provision of this letter agreement. No extension of time for performance of any obligations or acts under this letter agreement shall be deemed an extension of the time for performance of any other obligations or acts under this letter agreement.

         6. Successors and Assigns. This letter agreement shall bind and inure to the benefit of the parties and their successors and assigns; provided that neither party may assign this letter agreement without the prior written consent of the other.

         7. Severability. The provisions of this letter agreement shall be deemed severable, and if any provision or part of this letter agreement is held illegal, void or invalid under applicable Law, such provision or part may be construed or deemed changed by a court of competent jurisdiction to the extent reasonably necessary to make the provision or part, as so construed or changed, legal, valid and binding. If any provision of this letter agreement is held


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Mr. Heinz C. Prechter
May 27, 1999
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illegal, void or invalid in its entirety, the remaining provisions of this letter agreement shall not in any way be affected or impaired but shall remain binding in accordance with their terms.

         8. Entire Agreement; Amendment. This letter agreement contains the entire agreement of the parties with respect to the Put. This letter agreement may be altered or amended only by an instrument in writing, duly executed by each party.

         9. Cost of Litigation. If any party breaches this letter agreement and if counsel is employed to enforce this letter agreement, the successful party shall be entitled to Fees and Costs associated with such enforcement.

         10. Interpretation. This letter agreement is being entered into among competent and experienced business persons, represented by counsel, and have been reviewed by the parties and their counsel. Therefore, any ambiguous language in this letter agreement shall not necessarily be construed against any particular party as the drafter of such language.

         11. Counterparts. This letter agreement may be executed in counterparts (by facsimile transmission or otherwise), each of which when so executed shall be deemed an original, but both of such counterparts together shall constitute one and the same instrument.

         12. Applicable Law; Venue. This letter agreement shall be construed in accordance with and governed by the laws of the State of Michigan without regard to principles of conflicts of law. The parties acknowledge that the United States District Court for the Eastern District of Michigan or the Circuit Court for the County of Oakland shall have exclusive jurisdiction over any case or controversy arising out of or relating to this letter agreement and that all litigation arising out of or relating to this letter agreement shall be commenced in the United States District Court for the Eastern District of Michigan or in the Oakland County Circuit Court.

         13. Expenses. Except as otherwise provided in this letter agreement, each party shall bear his or its own expenses in connection with this letter agreement and the Put, including costs and expenses of his or its respective attorneys, accountants, consultants and other professionals. Notwithstanding the foregoing, the Purchasers shall pay (a) all costs, filing fees and expenses incurred in connection with meeting the requirements of Hart-Scott-Rodino, and
(b) any applicable transfer or other Taxes imposed on the parties due to the consummation of the Put.




(SIGNATURES ON THE FOLLOWING PAGE)


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Mr. Heinz C. Prechter
May 27, 1999
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                                              Sincerely,

                                               /s/ Mike Kojaian
                                              ----------------------------------
                                              MIKE KOJAIAN

                                              /s/ C. Michael Kojaian
                                              ----------------------------------
                                              C. MICHAEL KOJAIAN



Accepted and agreed to
on May 27, 1999:



By: /s/ Heinz C. Prechter
   -------------------------------
         HEINZ C. PRECHTER